EX-21
                  SUBSIDIARIES OF THE REGISTRANT


LA Internet, Inc., a California corporation

MBM Capital Group, Inc., a Nevada corporation

Allstates Communication, Inc., a Nevada corporation

Global GPP Corp. (80%), a North Carolina corporation (100% owned subsidiary: GPP Hungary Kft, a Hungary corporation)

Guarantee Capital Group, a California corporation

1st2Market, Inc., a Nevada corporation

Global Construction Buying Group, a Nevada corporation